FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2007

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  LOM Building
                                 27 Reid Street
                                 Hamilton, HM 11
                                     Bermuda
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached to this report on Form 6-K as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operations of Nordic American Tanker Shipping Limited (the "Company") for the first quarter of 2007.

          This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-137598) filed on September 26, 2006.

                                                                       Exhibit 1

                  NORDIC AMERICAN TANKER SHIPPING LIMITED (NAT)

   Management's Discussion and Analysis of Financial Condition and Results of
              Operations for the Three Months Ended March 31, 2007

General

     Nordic American Tanker Shipping Limited (the "Company," "we," "us" or "our") is an international tanker company that, as of March 31, 2007, owned twelve modern double-hull Suezmax tankers averaging approximately 150,000 dwt each. We were formed in June 1995 for the purpose of acquiring and chartering three Suezmax tankers that were built in 1997. These three vessels were bareboat chartered to BP Shipping Ltd. ("BP Shipping"), for a period of seven years. BP Shipping redelivered these three vessels to us in September 2004, October 2004 and November 2004, respectively. We have continued our relationship with BP Shipping by time chartering to it the first two tankers, at spot market related rates, for three-year terms. We have bareboat chartered the third of our original three vessels to Gulf Navigation Company LLC ("Gulf Navigation") of Dubai, U.A.E. for a term of five years at a fixed rate of charterhire, subject to two one-year extensions at Gulf Navigation's option. We acquired our fourth vessel in November 2004, our fifth and sixth vessels in March 2005, our seventh vessel in August 2005, our eighth vessel in November 2005, our ninth vessel in April 2006, our tenth and eleventh vessel in November 2006 and our twelfth vessel in December 2006. We are currently operating eleven of our twelve vessels in the spot market or on spot market related time charters while the twelfth vessel is on a long-term fixed rate charter.

Our Charters

     We operate our vessels on bareboat charters, time charters and in the spot market. Our goal is to take advantage of potentially higher market rates with spot market related rates and voyage charters. We currently operate eleven of our twelve vessels in the spot market or on spot market related time charters although we may consider additional charters at fixed rates depending on market conditions.

Bareboat Charters

     We have chartered one of our vessels (Gulf Scandic) under a bareboat charter to Gulf Navigation, for a period of five years terminating in the fourth quarter of 2009 subject to two one-year extensions at Gulf Navigation's option. Under the terms of this bareboat charter, Gulf Navigation is obligated to pay a fixed charterhire of $17,325 per day for the entire charter period. During the charter period, Gulf Navigation is responsible for operating and maintaining the vessel and is responsible for covering all operating costs and expenses with respect to the vessel.

Time Charters

     We have chartered two of our vessels (Nordic Hawk and Nordic Hunter) under spot market related charters to BP Shipping for a period of three years each, terminating between September 1, 2007 and October 31, 2007. The amount of charterhire earned under these charters to BP Shipping is based on a formula designed to generate earnings to us as if we had operated the vessels in the spot market on two specific routes, less 5%. The charterhire is payable to us monthly. Under these time charters, BP Shipping is responsible for all voyage related costs while the Company is responsible for providing the crew and paying other operating costs.

Spot Charters

     During the year we have temporarily operated several vessels (Nordic Apollo, Nordic Cosmos and Nordic Moon) in the spot market, other than in pooling arrangements. Tankers operating in the spot market are typically chartered for a single voyage which may last up to several weeks. Tankers operating in the spot market may generate increased profit margins during periods of improving tanker rates, while tankers on fixed-rate time charters generally provide more predictable cash flows.

Under a typical voyage charter in the spot market, we will be paid freight on the basis of moving cargo from a loading port to a discharge port. We are responsible for paying both operating costs and voyage costs and the charterer is responsible for any delay at the loading or discharging ports.

Pooling Arrangements

     We currently operate nine of our vessels (Nordic Voyager, Nordic Discovery, Nordic Fighter, Nordic Saturn, Nordic Freedom, Nordic Jupiter, Nordic Apollo, Nordic Cosmos and Nordic Moon) in spot market pools with other vessels that are not owned by us. These pools are managed and operated by third party pool administrators. The pool administrator of each pool has the responsibility for the commercial management of the participating vessels, including marketing, chartering, operating and bunker (fuel oil) purchasing for the vessels. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated, or pooled, and divided according to the relative performance capabilities of each vessel and the actual earning days each vessel was available during the period. The pool vessels are operated in the spot market by the pool administrators.

Operating Results

     For the three month period ended March 31, 2007, our only source of income was from the twelve vessels we owned during the period. Of these twelve vessels, nine vessels operated in the spot market, two vessels on time charter contracts with spot related rates and one vessel on bareboat charter at a fixed charterhire rate.

     We present our income statement using voyage revenues and voyage expenses. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a spot market related time charter, the charterer pays substantially all of the vessel voyage costs and the vessel owner pays the operating costs. Under a spot charter, the vessel owner pays all vessel voyage and operating costs. Vessel voyage costs consist primarily of fuel, port charges and commissions. Operating costs consist primarily of vessel maintenance, crewing, regulatory compliance and insurance.

     Since the amount of voyage expenses that we incur for a charter depends on the type of the charter, we use net voyage revenues to provide comparability among the different types of charters. Net voyage revenue, a non-GAAP financial measure, provides more meaningful disclosure than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States of America ("US GAAP"). Net voyage revenues divided by the number of days on the charter provides the Time Charter Equivalent (TCE) Rate. For bareboat charters operating costs must be added in order to calculate TCE rates. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry for comparing the financial performance of companies and for preparing industry averages.

The following table reconciles our net voyage revenues to voyage revenues.

          All figures in USD '000     Three Months Ended March 31,

                                           2007          2006
          -----------------------------------------------------

          Voyage Revenue                  58,049        45,180
          Voyage Expenses                (13,445)      (10,221)
          -----------------------------------------------------

          Net Voyage Revenue              44,604        34,959
          =====================================================

          Vessel Revenue Days              1,047           720
          -----------------------------------------------------

     Our voyage revenues increased 28.5% to $58.0 million for the three months ended March 31, 2007, from $45.2 million for the three months ended March 31, 2006. Net voyage revenues increased 27.4% to $44.6 million for the three months ended March 31, 2007, from $35.0 million for the comparable period in 2006. The increase in net voyage revenues was primarily a result of the growth of the Company offset by lower average TCEs for the three months ended March 31, 2007 than the comparable period in 2006. The number of vessel revenue days has increased 45.4% to 1,047 days for the three months ended March 31, 2007, from 720 days for the comparable period in 2006. The average TCE for vessels on spot market related rates for the first three months of 2007 was $44,900 per day per vessel compared to $53,000 per day per vessel for the comparable period in 2006. The tanker spot market rates and TCEs are determined by, among other things, the demand for the carriage of oil and the distance the oil is to be carried, measured in tonne miles and the supply of vessels to transport that oil.

     Vessel operating expenses, excluding depreciation expense, were $7.3 million for the three months ended March 31, 2007 compared to $4.4 million for the comparable period in 2006, an increase of 65.9%. The increase in vessel operating expenses was primarily a result of the growth of the Company as described above. In addition, we are experiencing an industry wide price increase on the vessel operating costs, in particular crewing costs, lubricating oil costs and repair and maintenance costs.

     General and administrative expenses were $1.6 million for the three months ended March 31, 2007 compared to $3.8 million for the comparable period in 2006, a decrease of 57.9%. The general and administrative expense for the three months ended March 31, 2006 include a non-cash charge of approximately $2.5 million related to the share-based compensation charges for shares issued in connection with the follow-on offering in March 2006. Our Management Agreement gives Scandic American Shipping Ltd. (the "Manager") the right to 2% of outstanding shares purchased at a par value of $0.01. In addition, we reimburse the Manager for administrative expenses and pay the Manager an annual fixed fee of $100,000. The annual fixed fee has been adjusted to $225,000 as from July 1, 2007.

     Depreciation expense increased 61.9% to $10.2 million for the three months ended March 31, 2007, from $6.3 million for the comparable period in 2006. We own twelve vessels as of March 31, 2007, which are being depreciated, compared to eight vessels as of March 31, 2006.

     Total other expenses increased to $2.7 million for the three months ended March 31, 2007, compared to $1.3 million for the comparable period in 2006, an increase of 107.7%. The increase is primarily due to the draw downs under the credit facility. Total debt outstanding as of March 31, 2006 was $20.9 million. During the twelve months period March 31, 2006 through March 31, 2007, we have drawn a total of $270.6 million to finance the acquisitions of Nordic Jupiter, Nordic Apollo, Nordic Moon, Nordic Cosmos and for general corporate purposes. In October 2006 we used the proceeds from the follow-on offering that closed on October 6, 2006 to repay $115.0 million of the credit facility. Total debt outstanding as of March 31, 2007 was $176.5 million.

Liquidity and Capital Resources

     Cash flows provided by operating activities decreased 10.6% for the three months ended March 31, 2007 to $32.1 million compared to $35.9 million for the same period in 2006 due primarily to timing of payments of revenues and a higher level of voyages in progress.

     There were no investing activities for the three months ended March 31, 2007. The cash flows used by investing activities for the comparable period of 2006 were $6.9 million which represents the down payment for the Nordic Jupiter that we agreed to acquire in February 2006.

     Cash flows provided by financing activities for the three months ended March 31, 2007 decreased to $23.9 million compared to $25.2 million for the same period in 2006 due to lower dividend payment and events during 2006 that did not occur in 2007 including the proceeds from issuance of common stock and the repayment of the credit facility.

     As of June 30, 2007, the Company had oustanding indebtedness of $185.5 million.

     This MD&A should be read in connection with the MD&A filed in the Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

BALANCE SHEETS

All figures in USD '000 except share data

                                                        March 31,   December 31,
                                                          2007          2006
                                                        --------      --------
ASSETS
Current Assets
Cash and Cash Equivalents                                 19,896        11,729
Accounts Receivables, net $0 allowance
at March 31, 2007 and March 31, 2006                      18,452        13,417
Voyages in Progress                                        2,658         7,853
Prepaid Expenses and Other Assets                          8,193        11,479
                                                        --------      --------

Total Current Assets                                      49,199        44,478
                                                        --------      --------

Long-term Assets
Vessels, net                                             745,105       752,478
Other Long-term Assets                                     3,109         3,224
                                                        --------      --------

Total Long-term Assets                                   748,214       755,702
                                                        --------      --------

Total Assets                                             797,413       800,180
                                                        --------      --------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts Payable                                           6,226         3,006
Deferred Revenue                                             520           537
Accrued Liabilities                                        5,953        11,191
                                                        --------      --------

Total Current Liabilities                                 12,699        14,734
                                                        --------      --------

Long-term Liabilities
Long-term Debt                                           176,500       173,500
                                                        --------      --------

Total Long-term Liabilities                              176,500       173,500
                                                        --------      --------

Total Liabilities                                        189,199       188,234
                                                        --------      --------

SHAREHOLDERS' EQUITY

Common Stock,                                                269           269
$0.01 par value; 51,200,000 shares authorized
26,914,088 shares issued and outstanding
At March 31, 2007 and December 31, 2006, respectively

Additional Paid-in Capital                               729,225       728,851
Accumulated Deficit                                     (121,280)     (117,174)
                                                        --------      --------

Total Shareholders' Equity                               608,214       611,946
                                                        --------      --------

Total Liabilities & Shareholders' Equity                 797,413       800,180
                                                        --------      --------

                  The accompanying notes are an integral part
                     of the condensed financial statements

STATEMENTS OF OPERATIONS
All figures in USD '000                          Three Months Ended March 31,
                                              ---------------------------------

                                                      2007               2006
                                                     -------            -------

Voyage Revenue                                        58,049             45,180
Voyage Expenses                                      (13,444)           (10,221)
Vessel Operating Expenses -
excluding                                             (7,291)            (4,449)
depreciation expense
presented below
General & Administrative                              (1,591)            (3,839)
Expenses
Depreciation                                         (10,188)            (6,285)
                                                     -------            -------

Net Operating Income                                  25,535             20,385
                                                     -------            -------

Interest Income                                          192                279
Interest Expense                                      (2,931)            (1,532)
Other Financial Income (Expenses)                         12                (48)
                                                     -------            -------
Total Other Expenses                                  (2,726)            (1,301)
                                                     -------            -------

Net Income                                            22,808             19,084
                                                     -------            -------

Basic and Diluted Earnings per Share                    0.85               1.07


STATEMENTS OF CASH FLOWS                            Three Months Ended March 31,
                                                    ---------------------------
All figures in USD '000
                                                      2007               2006
                                                    --------           --------

Cash Flows Provided by Operating Activities

Net Profit                                            22,808             19,084

Reconciliation of Net Profit to Net Cash from
Operating Activities
Depreciation                                          10,188              6,285
Amortization of Prepaid Finance Costs                    128                 91
Drydocking Expenditures                               (2,815)              (216)
Share-based Compensation                                   0              2,524
Stock Incentive Plan                                     374                357
Changes in Operating Assets and Liabilities            1,412              7,760
                                                    --------           --------

Net Cash Provided by Operating Activities             32,095             35,885
                                                    --------           --------

Cash Flows Used in Investing Activities
Investment in Vessels                                      0             (6,907)
                                                    --------           --------

Net Cash Used in Investing Activities                      0             (6,907)
                                                    --------           --------

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock                     0            115,168
Proceeds from Use of Credit Facility                   3,000              6,900
Repayments of Credit Facility                              0
                                                                       (116,000)
Loan Facility Costs                                      (13)                 0
Dividends Paid                                       (26,914)           (31,292)
                                                    --------           --------

Net Cash (Used in) Financing Activities              (23,927)           (25,224)
                                                    --------           --------

Net Increase in Cash and Cash Equivalents              8,167              3,754
                                                    --------           --------

Beginning Cash and Cash Equivalents                   11,729             14,240
                                                    --------           --------

Ending Cash and Cash Equivalents                      19,896             17,994
                                                    --------           --------

                   The accompanying notes are an integral part
                     of the condensed financial statements

                     NORDIC AMERICAN TANKER SHIPPING LIMITED

Notes to the Condensed Financial Statements


1. INTERIM FINANCIAL DATA

     The unaudited condensed interim financial statements for Nordic American Tanker Shipping Ltd. (the "Company") have been prepared on the same basis as the Company's audited financial statements and, in the opinion of management, include all material adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2006.

Revenue and expense recognition: Revenue and expense recognition policies for voyage and time charter agreements are as follows:

Bareboat: Revenues from bareboat charters are recorded at a fixed charterhire rate per day over the term of the charter. The charterhire is payable monthly in advance. During the charter period the charterer is responsible for operating and maintaining the vessel and bears all costs and expenses with respect to the vessel.

Time charters under spot related terms: Revenues from time charters under spot related terms is based on a formula designed to generate earnings as if the Company had operated the vessels in the spot market on two routes, less 5% in commission to the charterer. The charterhire is payable to the Company monthly. The charterer is responsible for all voyage related costs while the Company is responsible for providing the crew and paying other operating costs

Spot charters: Voyage revenues and voyage expenses are recognized on a pro rata basis based on the relative transit time in each period. Estimated losses on voyages are provided for in full at the time such losses become evident. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Voyage expenses primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel, canal and port charges. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is recognized on a pro rata basis over the length of the voyage to which it pertains.

Pooling arrangements: Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Formulas used to allocate net pool revenues vary among different pools, but generally, revenues are allocated to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect each vessels' differing capacities and performance capabilities. The pool managers are responsible for collecting voyage revenue, paying voyage expenses and distribute net pool revenues to the participants.

Based on the guidance from Emerging Issuance Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" ("EITF 99-19"), earnings generated from pools in which the Company is the principal of its vessels activities are recorded based on gross method. Earnings generated from pools in which the Company is not regarded as the principal of the vessels activities are recorded per the net method.

The Company accounts for the net pool revenues allocated by these pools as "Voyage Revenue" in its statements of operations.

Vessel Operating Expenses: Vessel operating expenses include crewing, repair and maintenance, insurance, stores, lube oils and communication expenses. These expenses are recognized when incurred.

Drydocking: The Company's vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are in operation. The Company follows the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis through the expected date of the next drydocking. Ballast tank improvements are capitalized and amortized on a straight-line basis over a period of 8 years. Unamortized drydocking costs of vessels that are sold are written off to income in the year of the vessel's sale. The capitalized and unamortized drydocking costs are included in the book value of the vessels. Amortization expense of the drydocking costs is included in depreciation expense.

2. RELATED PARTY TRANSACTIONS

     In June 2004, the Company entered into a Management Agreement with Scandic American Shipping Ltd. ("Scandic" or the "Manager"). The Manager is owned by the Chairman and Chief Executive Officer of the Company Mr. Herbjorn Hansson and the Board Member, Mr. Andreas Ove Ugland. The Manager has assumed commercial and operational responsibility of the Company's vessels and is required to manage the Company's day-to-day business subject, always, to the Company's objectives and policies as established from time to time by the Board of Directors. For its services under the management agreement, the Manager is entitled to the cost incurred plus a management fee equal to $100,000 per annum. The annual fixed fee has been adjusted to $225,000 as from July 1, 2007. The Manager also has a right to own 2% of the Company's total outstanding shares under conditions as described under Note 6. As of March 31, 2007, the Manager owns, together with its owners, 2.4% of the Company's shares. The management agreement expires in 2019.

     In June 2007, Mr. Herbjorn Hansson became the sole shareholder of the Manager.

3. LONG-TERM DEBT

     In September 2005, the Company entered into a $300 million revolving credit facility, which is referred to as the 2005 Credit Facility. The 2005 Credit Facility became effective as of October 2005 and replaced the previous credit facility from October 2004, a portion of which was set to mature in October 2005. The 2005 Credit Facility will mature in September 2010.

     The 2005 Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The 2005 Credit Facility cannot be reduced by the lender and there is no repayment obligation of the principal during the five year term. Amounts borrowed under the 2005 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin between 0.70% and 1.20% (depending on the loan to vessel value ratio). The Company pays a commitment fee of 30% of the applicable margin on any undrawn amounts.

     In September 2006, the Company increased the 2005 Credit Facility to $500 million. The other material terms of the 2005 Credit Facility were not amended. The undrawn amount of this facility as of March 31, 2007 was $323.5 million.

     Borrowings under the 2005 Credit Facility are secured by mortgages over the Company's vessels and assignment of earnings and insurance. The Company will be able to pay dividends in accordance with its dividend policy as long as it is not in default under the 2005 Credit Facility.

Total debt outstanding as of March 31, 2007 was $176.5 million.

4. SHAREHOLDERS' EQUITY

     Par value of the Company's common shares is $0.01. At March 31, 2007 the number of shares issued and outstanding was 26,914,088.

                                                         March 31, 2007
--------------------------------------------------------------------------------
                                                   Number of       Shareholders'
Amounts in USD '000 except share data                shares            equity
--------------------------------------------------------------------------------

At January 1, 2007                                 26,914,088          $611,946
Stock Incentive Plan                                       --               374
Net income                                                 --            22,808
Dividend declared and paid                                 --           (26,914)
--------------------------------------------------------------------------------

At March 31, 2007                                  26,914,088          $608,214
--------------------------------------------------------------------------------

     The total issued and outstanding shares as of March 31, 2007 were 26,914,088 shares of which 538,282 shares were restricted shares held by the Manager and 16,700 shares were restricted shares held by employees and non-employees as described in Note 6.

5. COMPREHENSIVE INCOME

     For the three months ended March 31, 2007 and 2006, total comprehensive income is equal to Net Income.

6. SHARE-BASED COMPENSATION

     Prior to December 31, 2004 the Management Agreement provided that the Manager would receive 1.25% of any gross charterhire paid to the Company. In order to further align the Manager's interests with those of the Company, the Manager agreed to amend the Management Agreement, effective October 12, 2004, to eliminate this payment, and the Company has issued to the Manager restricted common shares equal to 2% of the Company's outstanding common shares at par value of $0.01 per share. Any time additional common shares are issued, the Manager will receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of total outstanding common shares. These restricted shares are non-transferable for three years from issuance.

     In October 2004, the Board of Directors approved a stock incentive plan which authorized the granting of options for the issuance of 400,000 shares of common stock. On February 10, 2005, the Company granted an aggregate of 240,000 options to Board members and employees of the Company. The Company also granted 80,000 options to two Scandic employees, with an option exercise price of $38.75 on February 10, 2005. The options have a graded vesting schedule over a period of 3.8- 4 years. The exercise price will be reduced by amount of dividends paid in excess of 3% over each specified 12 month period.

--------------------------------------------------------------------------------
                                                                       Weighted
                                                          Number        average
                                                            of         exercise
                                                          shares         price
--------------------------------------------------------------------------------
Options outstanding at January 1, 2007                    320,000       $31.01
--------------------------------------------------------------------------------
Options granted                                                --           --
--------------------------------------------------------------------------------
Options cancelled                                              --           --
--------------------------------------------------------------------------------
Options exercised                                              --           --
--------------------------------------------------------------------------------
Options outstanding at March 31, 2007                     320,000       $30.30
--------------------------------------------------------------------------------
Options exercisable at March 31, 2007                     147,500       $30.30
--------------------------------------------------------------------------------

     Under the terms of the Company's 2004 Stock Incentive Plan, 16,700 shares of restricted stock were granted to certain employees and non-employees during 2006. The restricted shares were granted on May 12, 2006 at a grant date fair value of $31.99 per share.

7. SUBSEQUENT EVENTS

     In May 2007, the Company declared a dividend of $1.24 per share in respect of the first quarter of 2007 which was paid to shareholders in May 2007.

     In May 2007, the Board of Directors decided to implement a Pension Plan for the CEO. The features of such a plan are expected to be in place during the second half of 2007. The CEO has no plans at all to retire from his present position.

                                     * * * *

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)

Dated: July 19, 2007                    By: /s/ Herbjorn Hansson
                                            --------------------
                                            Herbjorn Hansson
                                            Chairman, Chief Executive Officer
                                            and President

SK 01318 0002 793555